Carthew Bay Technologies Inc.

Carthew Bay Technologies Updates Timeline for the Reverse Takeover Transaction with Colorep Inc.

TORONTO, July 8, 2008 (PRIME NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the “Company” or “CBT”), formerly Astris Energi Inc., provided an update of timeline regarding the closing of the transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

The closing of the RTO has been pushed out as a consequence of the delay in signing of the RTO agreement (May 23, 2008). In addition, the transaction requires the filing of a registration statement with the SEC by CBT. It is currently anticipated that this registration statement will be filed by the end of July and will require 90 to 120 days for SEC review and comments. Thereafter, CBT will convene a special meeting of shareholders to vote on this transaction. In the event that shareholders approve same, the transaction will close shortly thereafter. It is likely that CBT will delay its annual meeting to coincide with this special meeting, to avoid duplicating associated costs.

“This transaction represents an attractive opportunity for shareholders of Carthew Bay Technologies to participate in the growing field of clean/sustainable technologies” said Michael Liik, CBT's President and CEO. He went on to say: “We will be part of a paradigm shift in the way that man-made fabrics and textiles are dyed, enabling cost competitive, environmentally-friendly domestic production.”

About Colorep and Transprint USA About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep (“Transprint”) (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126” (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT's plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT's management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT's control. Such risks include those detailed in CBT's filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc. Michael Liik, President & CEO 416-307-4015 Fx: 416-365-1719